GOLDMAN, SACHS & CO.	MORGAN STANLEY & CO. LLC
200 West Street	1585 Broadway
New York, New York 10282	New York, New York 10036

July 29, 2014

Re:	Mobileye N.V.

Registration Statement on Form F-1

Registration File No. 333-196898

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Wray

Dear Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 7,400 copies of the Preliminary Prospectus, dated July 21, 2014, were distributed during the period July 21, 2014 through 5:00 p.m. New York City Time, July 28, 2014, to prospective underwriters, institutions, dealers and others.

We were advised on July 18, 2014 by the Corporate Financing Department of the Financial Industry Regulatory Authority Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Mobileye N.V. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. New York City Time on July 31, 2014, or as soon thereafter as practicable.

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Very truly yours,

GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

Goldman, Sachs & Co.

By:	/s/ Adam Greene
Name: Adam Greene
Title: Vice President

Morgan Stanley & Co. LLC

By:	/s/ Pawan Passi
Name: Pawan Passi
Title: Executive Director

[Signature Page to Underwriters' Acceleration Request]

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